UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 22, 2016

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

This Report on Form 6-K contains the following:-

1.   A Stock Exchange Announcement dated 01 July 2016 entitled ‘NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS’

2.   A Stock Exchange Announcement dated 01 July 2016 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

3.   A Stock Exchange Announcement dated 14 July 2016 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

4.   A Stock Exchange Announcement dated 25 July 2016 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

5.   A Stock Exchange Announcement dated 25 July 2016 entitled ‘Publication of Prospectus’

6.   A Stock Exchange Announcement dated 28 July 2016 entitled ‘RE-RELEASE SAME DAY’

7.   A Stock Exchange Announcement dated 29 July 2016 entitled ‘SENIOR MANAGEMENT APPOINTMENTS’

8.   A Stock Exchange Announcement dated 01 August 2016 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

9.   A Stock Exchange Announcement dated 01 August 2016 entitled ‘BLOCK LISTING SIX MONTHLY RETURN’

10. A Stock Exchange Announcement dated 04 August 2016 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

11. A Stock Exchange Announcement dated 04 August 2016 entitled ‘Publication of Final Terms’

12. A Stock Exchange Announcement dated 04 August 2016 entitled ‘Publication of Final Terms’

13. A Stock Exchange Announcement dated 08 August 2016 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

14. A Stock Exchange Announcement dated 11 August 2016 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

15. A Stock Exchange Announcement dated 11 August 2016 entitled ‘Publication of Final Terms’

16. A news release dated 23 September 2016  entitled ‘Vodafone extends partner market agreement with Afrimax to Cameroon’

17. A Stock Exchange Announcement dated 01 September 2016 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

18. A Stock Exchange Announcement dated 14 September 2016 entitled ‘DIRECTOR/PDMR SHAREHOLDING’

19. A Stock Exchange Announcement dated 29 September 2016 entitled ‘Publication of Final Terms’

20. A news release dated 18 October 2016  entitled ‘Vodafone and HiWeb announce partner market agreement for Iran’

21. A Stock Exchange Announcement dated 03 October 2016 entitled ‘TOTAL VOTING RIGHTS AND CAPITAL’

22. A Stock Exchange Announcement dated 06 October 2016 entitled ‘Vodafone acquires Spectrum for high speed 4G data services in India’

23. A Stock Exchange Announcement dated 14 October 2016 entitled ‘REPLACEMENT - DIRECTOR/PDMR SHAREHOLDING’

01 July 2016

RNS: 0456D

VODAFONE GROUP PLC

(‘the Company’)

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors, persons discharging managerial responsibilities (“PDMRs”) of the Company and their connected persons:

	Number of ordinary share of US$0.20 20/21 in the capital of Vodafone Group Plc
	Acquisition of Ordinary shares (1)	Award of performance shares (2) (3)
Vittorio Colao*		3,078,938
Nick Read*		1,432,123
Johan Wibergh	223,016	1,075,162
Hannes Ametsreiter	245,722	1,172,625
Antonio Coimbra	18,785	1,036,369
Aldo Bisio	91,414	1,126,960
Jeroen Hoencamp		779,760
Nick Jeffery		1,118,170
Matthew Kirk		531,045
Rosemary Martin		1,021,118
Ronald Schellekens		1,064,413
Serpil Timuray		1,180,865

* Denotes Director of the Company

(1) An interest in Ordinary Shares of US$0.20 20/21 each was acquired at the price of 222.64 pence on 30 June 2016.  These shares will be used for the purpose of co-investment.

(2) Conditional awards of shares were granted on 30 June 2016 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan, and incorporates co-investment.  The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance condition is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (“TSR”) performance. The free cash flow performance is based on a three year cumulative adjusted free cash flow figure. The target adjusted free cash flow level is set by reference to the Company’s three year plan and market expectations; 100% of the award will vest for target performance, rising to 125% vesting for maximum performance. The multiplier is based on the TSR of the Company over the three year performance period 1 April 2016 to 31 March 2019 relative to a peer group of seven companies within the Telecoms sector. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 250%: for maximum free cash flow performance (125%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see page 80 of the Company’s 2016 Annual Report, available at www.vodafone.com/investor.

(3) The Directors and other PDMRs are subject to the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The levels are four times salary for the Chief Executive, three times salary for other Board Directors and two times salary for the other PDMRs, who are members of the Executive Committee.

The Company was notified of these changes on 30 June 2016.

This information is provided by RNS

The company news service from the London Stock Exchange

END

01 July 2016

RNS: 0474D

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with disclosure and transparency rule 5.6.1r, vodafone group plc (“vodafone”) hereby notifies the market that, as at 30 june 2016:

Vodafone’s issued share capital consists of 28,814,124,508 ordinary shares of us$0.20 20/21 of which 2,206,016,642 ordinary shares are held in treasury.

Therefore, the total number of voting rights in vodafone is 26,608,107,866.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, vodafone under the fca’s disclosure and transparency rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

14 July 2016

RNS: 2477E

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	Group Enterprise Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2641	110

d)	Aggregated information: volume, Price	Aggregated volume: 110 Ordinary shares Aggregated price: GBP 249.051
e)	Date of the transaction	2016-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director

b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2641	110

d)	Aggregated information: volume, Price	Aggregated volume: 110 Ordinary shares Aggregated price: GBP 249.051
e)	Date of the transaction	2016-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2641	110

d)	Aggregated information: volume, Price	Aggregated volume: 110 Ordinary shares Aggregated price: GBP 249.051
e)	Date of the transaction	2016-07-12
f)	Place of the transaction	London Stock Exchange (XLON)

25 July 2016

RNS: 1177F

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Exercise and Sale of Share Options (2007 Grant under Global Incentive Plan with exercise price of GBP 1.6780). 927,443 shares exercised, and 927,443 shares sold.
c)	Price(s) and

	volume(s)	Price(s)	Volume(s)
		GBP 2.3530	927,443

d)	Aggregated information: volume, Price	Aggregated volume: 927,443 Ordinary shares Aggregated price: GBP 2,182,278.94
e)	Date of the transaction	2016-07-22
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Read
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Sale of Shares (from Corporate Nominee)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP to 2.3541	400,000

d)	Aggregated information: volume, Price	Aggregated volume: 400,000 Ordinary shares Aggregated price: GBP 941,632.40
e)	Date of the transaction	2016-07-22
f)	Place of the transaction	London Stock Exchange (XLON)
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Regional CEO – Africa, Middle East and Asia Pacific Region

b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of Shares (2016 Co-investment Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.3540	46,850

d)	Aggregated information: volume, Price	Aggregated volume: 46,850 Ordinary shares Aggregated price: GBP 110,284.90
e)	Date of the transaction	2016-07-22
f)	Place of the transaction	London Stock Exchange (XLON)

25 July 2016

RNS: 1543F

RNS PUBLICATION FORM

Publication of Prospectus

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary prospectus dated 25 July 2016 (the “Supplementary Prospectus”) prepared in connection with the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Supplementary Prospectus, and the documents incorporated by reference therein, please paste the following URLs into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1543F_-2016-7-25.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1543F_1-2016-7-25.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1543F_2-2016-7-25.pdf

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Supplementary Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Supplementary Prospectus you must ascertain from the Supplementary Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS

The company news service from the London Stock Exchange

END

28 July 2016

RNS: 5887F

RE-RELEASE SAME DAY

The ‘Publication of Final Terms’ announcement for Vodafone Group Plc released today, 28 July 2016, at 5.28pm under RNS No. 5851F has been re-released in the interests of market clarity.

Publication of Final Terms

The following Final Terms have been filed with the UK Listing Authority and are available for viewing:

Final Terms dated 28 July 2016 relating to the €1,000,000,000 1.600 per cent. Notes due 29 July 2031 (the “Notes”);

The Notes will be issued pursuant to the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Final Terms in respect of the Notes please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5887F_-2016-7-28.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and the applicable Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

This information is provided by RNS

The company news service from the London Stock Exchange

END

29 July 2016

RNS: 5985F

VODAFONE GROUP APPOINTS SERPIL TIMURAY AS CHIEF COMMERCIAL

OPERATIONS AND STRATEGY OFFICER AND VIVEK BADRINATH AS

CHIEF EXECUTIVE, AFRICA, MIDDLE EAST, ASIA-PACIFIC (AMAP) REGION

Vodafone Group today announced the appointment of Serpil Timuray as Chief Commercial Operations and Strategy Officer and the appointment of Vivek Badrinath as Serpil Timuray’s successor as Chief Executive for the Group’s Africa, Middle East and Asia-Pacific (AMAP) region. The appointments are effective 15 October. Serpil Timuray will remain on the Group Executive Committee and Vivek Badrinath will join the Committee. Both will report to Vodafone Group Chief Executive Vittorio Colao.

Serpil Timuray has been Chief Executive of the AMAP region and a member of the Group Executive Committee since January 2014. She joined Vodafone as Chief Executive of

Vodafone Turkey in January 2009 and was previously General Manager of Danone Turkey from 2002-2008. She began her career in 1991 in marketing at Procter & Gamble where she was later appointed to the Executive Committee of Procter & Gamble Turkey.

Vivek Badrinath joins Vodafone Group from the international hospitality group AccorHotels where he is the Deputy Chief Executive responsible for marketing, digital solutions, distribution and information systems. He was previously Deputy Chief Executive with Orange and has a long career in telecommunications and technology. Prior roles include Executive Director responsible for Orange’s Business Services division, leadership of Orange’s global networks and operators division and Chief Technology Officer for Orange’s mobile activities. He is a former Chief Executive of the consumer electronics firm Thomson India.

Vodafone Group Chief Executive Vittorio Colao said: “Serpil combines a deep background in brand, marketing and commercial strategies with proven operational leadership across the fastest-growing markets in Vodafone’s portfolio. Vivek has extensive telecoms and technology leadership experience coupled with a strong track record in emerging markets. I am delighted to appoint Serpil to her new role and to welcome Vivek to Vodafone.”

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations

www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 56 more, and fixed broadband operations in 17 markets. As of 30 June 2016, Vodafone had 465 million mobile customers and 13.7 million fixed broadband customers. For more information, please visit: www.vodafone.com.

This information is provided by RNS

The company news service from the London Stock Exchange

END

01 August 2016

RNS: 8657F

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 July 2016:

Vodafone’s issued share capital consists of 28,814,124,788 ordinary shares of US$0.20 20/21 of which 2,204,389,315 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,609,735,473.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

01 August 2016

RNS: 8666F

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 August 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Group 1998 Company Share Option Scheme and Vodafone Group 1998 Executive Share Option Scheme
Period of return:	From:	01 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		2,618,961
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		2,618,961

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 August 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Sharesave Option Scheme
Period of return:	From:	01 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		1,002,046
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,002,046

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 August 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		2008 Sharesave Option Scheme
Period of return:	From:	01 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		681,004
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		681,004

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 August 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone Share Incentive Plan
Period of return:	From:	01 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		934,013
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		934,013

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 August 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Approved Share Option Scheme
Period of return:	From:	01 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		85,175
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		85,175

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 August 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Project Telecom plc Unapproved Share Option Scheme
Period of return:	From:	01 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		243,069
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		243,069

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 August 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		Vodafone AirTouch Plc 1999 Long Term Stock Incentive Plan
Period of return:	From:	01 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		26,866,249
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		NIL
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		26,866,249

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 August 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone Global Incentive Plan
Period of return:	From:	01 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		16,879,630
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		725,080
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		16,154,550

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN RIS.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 01 August 2016

Name of applicant:		VODAFONE GROUP PLC
Name of scheme:		The Vodafone AirTouch 1999 Exchange Programme
Period of return:	From:	01 February 2016	To:	31 July 2016
Balance of unallotted securities under scheme(s) from previous return:		31,263
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		NIL
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		12,510
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		18,753

Name of contact:		Tamara Davies
Telephone number of contact:		+44 (0)7747 456 067

04 August 2016

RNS: 3142G

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Serpil Timuray
2	Reason for the notification
a)	Position/status	Regional CEO – Africa, Middle East and Asia Pacific
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through the Vodafone Dividend Reinvestment Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.280703	30,900
		GBP 2.250709	16,582

d)	Aggregated information: volume, Price	Aggregated volume: 47,482 Ordinary shares Aggregated price: GBP 107,794.98
e)	Date of the transaction	2016-08-04 and 2016-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

04 August 2016

RNS: 3265G

Publication of Final Terms

The following Final Terms have been filed with the UK Listing Authority and are available for viewing:

Final Terms dated 4 August 2016 relating to the U.S.$ 45,000,000 4.600 per cent. Notes due 9 August 2046 (the “Notes”);

The Notes will be issued pursuant to the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Final Terms in respect of the Notes please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3265G_-2016-8-4.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and the applicable Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

04 August 2016

RNS: 3266G

Publication of Final Terms

The following Final Terms have been filed with the UK Listing Authority and are available for viewing:

Final Terms dated 4 August 2016 relating to the £800,000,000 3.375 per cent. Notes due 8 August 2049 (the “Notes”);

The Notes will be issued pursuant to the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Final Terms in respect of the Notes please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3266G_-2016-8-4.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and the applicable Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

08 August 2016

RNS: 5331G

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	Group Enterprise Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Dividend Reinvestment Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.283444	592

d)	Aggregated information: volume, Price	Aggregated volume: 592 Ordinary shares Aggregated price: GBP 1351.80
e)	Date of the transaction	2016-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification

a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Dividend Reinvestment Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.283444	489

d)	Aggregated information: volume, Price	Aggregated volume: 489 Ordinary shares Aggregated price: GBP 1116.60
e)	Date of the transaction	2016-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Dividend Reinvestment Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.283444	319

d)	Aggregated information: volume, Price	Aggregated volume: 319 Ordinary shares Aggregated price: GBP 728.42
e)	Date of the transaction	2016-08-03
f)	Place of the transaction	London Stock Exchange (XLON)

11 August 2016

RNS: 9784G

Director/ PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	Group Enterprise Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.3189	108

d)	Aggregated information: volume, Price	Aggregated volume: 108 Ordinary shares Aggregated price: GBP 250.4412
e)	Date of the transaction	2016-08-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.3189	108

d)	Aggregated information: volume, Price	Aggregated volume: 108 Ordinary shares Aggregated price: GBP 250.4412
e)	Date of the transaction	2016-08-10
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens

2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.3189	108

d)	Aggregated information: volume, Price	Aggregated volume: 108 Ordinary shares Aggregated price: GBP 250.4412
e)	Date of the transaction	2016-08-10
f)	Place of the transaction	London Stock Exchange (XLON)

11 August 2016

RNS: 9918G

Publication of Final Terms

The following Final Terms have been filed with the UK Listing Authority and are available for viewing:

Final Terms dated 11 August 2016 relating to the £1,000,000,000 3.000 per cent. Notes due 12 August 2056 (the “Notes”);

The Notes will be issued pursuant to the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Final Terms in respect of the Notes please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9918G_-2016-8-11.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and the applicable Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

23 September 2016
RNS: 6189K

VODAFONE EXTENDS PARTNER MARKET AGREEMENT WITH AFRIMAX TO CAMEROON

Vodafone and Afrimax Group (“Afrimax”) – a 4G-LTE telecommunications operator in sub-Saharan Africa - today jointly announced a new non-equity Partner Market agreement for Cameroon.

The two companies will launch LTE data services under the ‘Vodafone Cameroon’ brand initially in Cameroon’s two biggest cities, Douala and Yaoundé.

The roll out of Vodafone Cameroon for consumers and businesses will include the opening of Vodafone branded retail stores and kiosks in key locations, supported by a network of distributors and resellers offering an attractive range of LTE handsets and devices.

Vodafone Cameroon will offer small and medium enterprises a range of connectivity products including LTE and Wi-Fi mobile data services, fixed Internet and a suite of office solutions available at retail and through direct sales channels.

Vodafone Partner Markets Chief Executive Diego Massidda said: “The next stage in our agreement with Afrimax for sub-Saharan Africa brings Cameroon to the Vodafone Partner Market family.  I am delighted that consumers and businesses in Cameroon will now experience Vodafone’s high-speed data services.”

Antoine Pamboro has been appointed by Afrimax as Chief Executive Officer of Vodafone Cameroon, which will be headquartered in Douala. Afrimax Group Management Peter Langkilde, CEO and Rob Philpott, CFO commented: “Launching Vodafone Cameroon is an exciting development for Afrimax and another big step towards our ambition of building the leading LTE-focused operator in sub-Saharan Africa.”

The launch in Cameroon builds further on the framework agreement between Vodafone and Afrimax, announced in November 2014, to co-operate and explore potential Partner Market opportunities in a variety of territories in sub-Saharan Africa.  As part of the agreement, Vodafone and Afrimax have already partnered to launch LTE services in Uganda and Zambia.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 51 more, and fixed broadband operations in 17 markets. As of 30 June 2016, Vodafone had 465 million mobile customers and 13.7 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 34 companies in 51 countries.

About Afrimax Group

Afrimax is led by an experienced Management team with a successful track record in acquiring spectrum, building networks, and operating mobile services in diverse geographic markets, including Africa, and is backed by prominent private and institutional investors.

With an existing 4G Licence footprint covering 12 countries, population under Licence coverage of 250 million, and further Licences being acquired, Afrimax is building the largest portfolio of 4G wireless broadband networks across sub-Saharan Africa. For more information, please visit www.afrimaxvodafonepartner.com.

01 September 2016

RNS: 7473I

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 31 August 2016:

Vodafone’s issued share capital consists of 28,814,124,788 ordinary shares of US$0.20 20/21 of which 2,203,834,099 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,610,290,689.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

14 September 2016

RNS: 8225J

Director/PDMR Shareholding

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	CEO Vodafone UK
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2105	114

d)	Aggregated information: volume, Price	Aggregated volume: 114 Ordinary shares Aggregated price: GBP 251.997
e)	Date of the transaction	2016-09-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director

b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2105	114

d)	Aggregated information: volume, Price	Aggregated volume: 114 Ordinary shares Aggregated price: GBP 251.997
e)	Date of the transaction	2016-09-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2105	114

d)	Aggregated information: volume, Price	Aggregated volume: 114 Ordinary shares Aggregated price: GBP 251.997
e)	Date of the transaction	2016-09-12
f)	Place of the transaction	London Stock Exchange (XLON)

29 September 2016

RNS: 2263L

Publication of Final Terms

The following Final Terms have been filed with the UK Listing Authority and are available for viewing:

Final Terms dated 29 September 2016 relating to the €750,000,000 0.500 per cent. Notes due 30 January 2024 (the “Notes”);

The Notes will be issued pursuant to the €30,000,000,000 Euro Medium Term Note Programme of Vodafone Group Plc (the “Issuer”).

To view the Final Terms in respect of the Notes please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2263L_-2016-9-29.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

For further information, please contact

Rosemary Martin
Group General Counsel and Company Secretary

Tel: +44 (0)1635 33251

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and the applicable Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

18 October 2016

RNS: 7483M

VODAFONE AND HIWEB ANNOUNCE PARTNER MARKET AGREEMENT FOR IRAN

Vodafone and HiWEB, a leading Iranian ISP, today jointly announced a new non-equity Partner Market agreement for Iran.

Vodafone will assist HiWEB in rolling out and modernising network and IT infrastructure, expanding the fixed and mobile internet services - under the HiWEB brand - that HiWEB can offer to its Iranian consumer and corporate customers.

In addition, HiWEB will be able to provide Vodafone’s multinational corporate customers with fixed and mobile services in Iran.  Vodafone will also support HiWEB in marketing, distribution and sales, including the provision of Internet of Things (IoT) services to HiWEB’s customers.

Vodafone Partner Markets Chief Executive Diego Massidda said: “I am delighted to reach agreement with HiWEB on a partnership that will benefit both parties in Iran.  Vodafone’s corporate customers will get the benefit of quality network services in the country - including in rural areas - and HiWEB will be able to access Vodafone’s global expertise to support the roll out of products, infrastructure and the launch of IoT services in Iran.”

HiWEB Chief Executive and Chairman Seyed Iman Miri said: “Iran’s telecom market has great potential for new investment and expansion of fixed and mobile broadband services. The partnership with Vodafone allows us to utilise Vodafone’s vast experience and knowledge in this field.  This helps HiWEB in realising its ambitious plan to be a leading operator in Iran’s telecom market and offers our customers a whole suite of innovative and new services such as high quality wireless broadband, IoT and a wide range of enterprise services.”

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

About Vodafone Group

Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 52 more, and fixed broadband operations in 17 markets. As of 30 June 2016, Vodafone had 465 million mobile customers and 13.7 million fixed broadband customers. For more information, please visit: www.vodafone.com.

About Vodafone Partner Markets

Vodafone’s Partner Markets team works to form strategic alliances with operators all over the world, partnering to offer a range of global products and services that extend Vodafone’s reach into local markets.  Vodafone Partner Market agreements vary from roaming and service resale to full partner branding.  Established in 2002, Vodafone Partner Markets now partners with 35 companies in 52 countries.

About HiWEB

HiWEB is an agile, fast growing telecom players and one of the leading ISPs in Iran’ market offering fixed services around the country. Since 2015 HiWEB has started its LTE network rollout in rural and remote areas as one of the biggest projects in the Middle East covering 25,000 villages in Iran. HiWEB is also extending its mobile and fixed services in cities with the focus on the enterprise and businesses segments. For more information please visit: www.hiweb.ir/en.

For further information:

HiWEB Group

Media Relations	Investor Relations
www.hiweb.ir/en/contacts	Telephone: +98 (0) 2129407000

03 October 2016

RNS: 5251L

VODAFONE GROUP PLC

TOTAL VOTING RIGHTS AND CAPITAL

In conformity with Disclosure and Transparency Rule 5.6.1R, Vodafone Group Plc (“Vodafone”) hereby notifies the market that, as at 30 September 2016:

Vodafone’s issued share capital consists of 28,814,133,298 ordinary shares of US$0.20 20/21 of which 2,199,783,612 ordinary shares are held in Treasury.

Therefore, the total number of voting rights in Vodafone is 26,614,349,686.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FCA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

END

06 October 2016

RNS: 9452L

VODAFONE ACQUIRES SPECTRUM FOR HIGH SPEED 4G DATA SERVICES IN INDIA

Vodafone India has acquired spectrum in all its key telecom circles in the spectrum auction for a total cost of INR 202.8 billion (€2.74 billion).  The new spectrum significantly enhances the coverage, capacity and speed of Vodafone India’s 4G data services in its key circles, complementing existing high-quality 2G and 3G voice and data capabilities.

Vodafone India acquired a total of 2 x 82.6 MHz FDD and 200 MHz TDD spectrum in the auction, providing high-capacity, multi-band 4G capability operating across the 1800, 2100 and 2500 MHz bands.

Vodafone India now has 17 circles with 4G capability, covering 91% of the company’s total revenues and 94% of mobile data revenues.

Vodafone’s investment totals INR 202.8 billion (€2.74 billion) of which INR 101.4 billion (€1.36 billion) is payable up-front.   The spectrum acquired has a 20-year term.

Vodafone India has the largest voice and data traffic usage within the Vodafone Group and has more than 200 million customers.  At 30 June 2016, Vodafone India had 69.7 million data users, of which 32.3 million use 3G/4G.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	Telephone: +44 (0) 7919 990 230

 About Vodafone Group
Vodafone is one of the world’s largest telecommunications companies and provides a range of services including voice, messaging, data and fixed communications. Vodafone has mobile operations in 26 countries, partners with mobile networks in 51 more, and fixed broadband operations in 17 markets. As of 30 June 2016, Vodafone had 465 million mobile customers and 13.7 million fixed broadband customers. For more information, please visit: www.vodafone.com.

NOTES FOR EDITORS

Exchange rate €1.00: INR 74.54

Prior auctions

In March 2015, Vodafone India acquired 78.4 MHz of spectrum in 12 telecom circles with a 20-year term, comprising:

•                 2.8 MHz in the 900 MHz band in Gujarat, Haryana, Kerala, Maharashtra, Orissa, Rajasthan, Uttar Pradesh (East) and West Bengal;

•                 5.6 MHz in the 1800MHz band in Gujarat, Kerala and Uttar Pradesh (East); and

•                 30.0 MHz in the 2100MHz band in Assam, Karnataka, Kerala, North East, Rajasthan and Uttar Pradesh (West).

In February 2014, Vodafone India also acquired spectrum in 11 telecom circles with a 20 year term comprising:

•                 23 MHz in the 900 MHz band in Mumbai, Delhi and Kolkata; and

•                 49 MHz in the 1800 MHz band in Mumbai, Delhi, Kolkata, Karnataka, Kerala, Gujarat, UP East, Rajasthan, Haryana, Andhra Pradesh and Punjab.

	EXISTING HOLDING			PURCHASED			ARFCN COMPLETION	POST PURCHASE
CIRCLE	900 MHz	1800 MHz	2100 MHz	1800 MHz	2100 MHz	2500 MHz	1800 MHz	900 MHz	1800 MHz	2100 MHz	2500 MHz
	2x	2x	2x	2x	2x	1x	2x	2x	2x	2x	1x
Andhra Pradesh		6.8							6.8
Assam		6.9	5.0	8.0		10.0	0.10		15.0	5.0	10.0
Bihar		6.9					0.10		7.0
Delhi	5.0	8.0	5.0	2.0		20.0		5.0	10.0	5.0	20.0
Gujarat	6.0	7.8	5.0	3.0		20.0		6.0	10.8	5.0	20.0
Haryana	6.2	4.9	5.0		5.0	10.0	0.10	6.2	5.0	10.0	10.0
Himachal Pradesh		5.7					0.15		5.8
Jammu & Kashmir		6.9					0.10		7.0
Karnataka		13.0	5.0						13.0	5.0
Kerala	6.4	9.3	5.0	0.6		10.0	0.15	6.4	10.0	5.0	10.0
Kolkata	7.0	8.0	5.0	2.0		20.0		7.0	10.0	5.0	20.0
Madhya Pradesh		6.9					0.10		7.0
Maharashtra	5.0	1.3	5.0		5.0	20.0	0.15	5.0	1.4	10.0	20.0
Mumbai	11.0	8.2	5.0			20.0		11.0	8.2	5.0	20.0
North East		6.9	5.0	7.8		10.0	0.10		14.8	5.0	10.0
Odisha	5.0	6.9			5.0	10.0	0.10	5.0	7.0	5.0	10.0
Punjab		8.1		3.0	5.0	10.0	0.15		11.2	5.0	10.0
Rajasthan	6.4	0.8	5.0	4.2	5.0	10.0		6.4	5.0	10.0	10.0
Tamil Nadu	6.2	1.0	5.0		10.0			6.2	1.0	15.0
Uttar Pradesh (East)	5.6	6.5	5.0	2.0	5.0	10.0	0.15	5.6	8.6	10.0	10.0
Uttar Pradesh (West)	6.2	2.5	5.0	2.4		10.0	0.10	6.2	5.0	5.0	10.0
West Bengal	6.6	4.3	5.0	7.6		10.0	0.10	6.6	12.0	5.0	10.0

TOTAL	82.6	137.4	75.0	42.6	40.0	200.0	1.65	82.6	181.6	115.0	200.0
Total across bands	589.9			365.2			3.3	958.4
(FDD as 2x)

14 October 2016

RNS: 6185M

Replacement - Director/PDMR Shareholding

GENERAL TEXT AMENDMENT

The following amendment has been made to the ‘Director/PDMR Shareholding’ announcement released on 14 October 2016 at 15:06 under RNS 6136M. The aggregated volume of shares purchased by Ronald Schellekens has been changed from 114 to 110. All other details remain unchanged. The full amended text is shown below.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Nick Jeffery
2	Reason for the notification
a)	Position/status	CEO Vodafone UK
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2621	110

d)	Aggregated information: volume, Price	Aggregated volume: 110 Ordinary shares Aggregated price: GBP 248.831
e)	Date of the transaction	2016-10-12

f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Matthew Kirk
2	Reason for the notification
a)	Position/status	Group External Affairs Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2621	110

d)	Aggregated information: volume, Price	Aggregated volume: 110 Ordinary shares Aggregated price: GBP 248.831
e)	Date of the transaction	2016-10 -12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ronald Schellekens
2	Reason for the notification
a)	Position/status	Group HR Director

b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Vodafone Group Plc
b)	LEI	549300MSQV80HSATBG53
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Ordinary shares of US$0.20 20/21 each in Vodafone Group Plc (ISIN: GB00BH4HKS39)
b)	Nature of the transaction	Purchase of shares (through participation in the Vodafone Share Incentive Plan)
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP 2.2621	110

d)	Aggregated information: volume, Price	Aggregated volume: 110 Ordinary shares Aggregated price: GBP 248.831
e)	Date of the transaction	2016-10-12
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	December 22, 2016		By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary